Exhibit 2

FOR IMMEDIATE RELEASE	29 NOVEMBER 2013

WPP PLC (“WPP”)

GreyPossible acquires the business of Media Republic in The Netherlands

WPP announces that GreyPOSSIBLE, the strategic partnership between WPP’s wholly owned businesses, advertising and marketing network Grey EMEA, and global interactive marketing agency POSSIBLE Worldwide, has acquired the business and assets of MR Development BV (“Media Republic”) a leading creative digital marketing company in The Netherlands.

Media Republic will become part of GreyPOSSIBLE Benelux, formed in 2013 by the merger of Grey’s Amsterdam and Brussels operations with Possible Amsterdam to create one truly integrated communications agency.

Established in 2002, and based in Amsterdam, Media Republic’s clients include APG, Axe, de Bijenkorf, Bugaboo, DSM, Miele and Philips. Media Republic’s revenues for the year ended 31 December 2012 was US$1.7 million with gross assets at the same date of US$582,000.

This investment continues WPP’s strategy of developing its services in important markets and sectors and its commitment to expanding its capabilities in online, social and mobile communications. WPP digital revenues were well over US$5 billion in 2012 and represented 33% of total Group revenues of US$16.5 billion. WPP is targeting at least 40-45% of revenues to come from each of fast-growth markets and new media over the next five years. Collectively, WPP companies (including associates) have revenues of US$250 million and employ 1,200 people in The Netherlands.

Contact:

Feona McEwan, WPP	+ 44(0) 207 408 2204